Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-220488) of Helios and Matheson Analytics Inc. (the “Company”) to be filed on or about November 30, 2017 of our report dated November 29, 2017 on our audits of the financial statements of MoviePass Inc. as of December 31, 2016 and 2015 and for each of the years then ended included in the Company’s Form 8-K dated November 30, 2017. Our report includes an explanatory paragraph about the existence of substantial doubt concerning MoviePass Inc.’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement on Form S-3.

/s/ EISNERAMPER LLP

New York, New York

November 30, 2017